Filed by Invitrogen Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Applera Corporation

Commission File No.: 001-04389

FOR IMMEDIATE RELEASE

INVITROGEN ANNOUNCES LEADER AND FORMATION OF INTEGRATION TEAM

Integration Team Will Drive Realization of $175 Million in

Expected Operating Profit Synergies by 2011, $60 Million in 2009

CARLSBAD, CA – June 20, 2008 – Invitrogen Corporation (NASDAQ: IVGN) today announced that Mark Smedley, Invitrogen’s Global Head of Operations, has been appointed to lead the integration team for the combination of Invitrogen and Applera’s Applied Biosystems Group (NYSE: ABI).

Mr. Smedley brings twenty years of experience in life sciences and pharmaceuticals to this new role, which spans global and senior leadership positions in operations, research and development, sales, marketing and program management, among others. Prior to joining Invitrogen, Mr. Smedley was with Novartis, where he participated in and led several global multi-business, multi-billion dollar integrations.

“The leadership teams of both companies have carefully considered the challenges and opportunities associated with bringing these two great companies together, and have launched a highly structured program to drive a seamless and efficient integration,” said Gregory T. Lucier, Chairman and Chief Executive Officer of Invitrogen. “We are fortunate to have an individual of Mark’s caliber leading the integration of this transaction. His discipline in operational process excellence and business leadership has enabled Invitrogen to significantly improve gross margin, operating margin and the overall customer experience.

“Mark has assembled a core leadership team of over 30 highly talented, dedicated and hand-picked ‘change agents’ from both organizations who will take the best parts of their own organizations to plan for a stronger, better combination,” Mr. Lucier added. “He has also retained a world-class integration advisor to work with him to drive the value we believe exists in this combination. Given Mark’s skill and proven ability to drive successful integrations, we are confident he will accomplish this significant effort.

“I am very excited about combining our two companies and the kick-off of the integration planning is the first step in achieving the full value of this transaction,” Mr. Lucier said. “After Applera instituted a process, and we completed significant due diligence, we believed that this combination would allow us to truly accelerate research and discovery and in turn create long term shareholder value. We envision the new company being structured into businesses of molecular and cellular biology reagents, genetic sequencing systems and mass spectrometry. We believe this structure will enable us to continue to deliver superior innovation and a high level of customer service and support for all product lines, to ensure the success of our customers.”

Mr. Smedley said, “We have a solid and stable infrastructure from people to processes to systems. We have a leadership team that has demonstrated we can deliver upon a significant improvement to company performance in a very short time period.”

Invitrogen’s due diligence on the Applied Biosystems businesses confirmed that there are many opportunities for both cost synergies in the short term and future opportunities for accelerated revenue growth. The synergies identified are expected to be derived from $125 million in cost savings and $50 million in operating income from revenue synergies. Invitrogen believes that the cost synergies will be achieved through short term actions such as reducing redundant corporate overhead, raw material costs and licensing fees, as well as longer term projects such as creating manufacturing centers of excellence. Invitrogen expects that revenue synergies will be recognized through sharing Invitrogen’s best practices in mix optimization and e-commerce merchandising, as well as broadening the reach for both companies’ products into fast growing segments such as applied markets and emerging geographies.

The company reiterated that the transaction is expected to be neutral to slightly accretive in the first year after close of the transaction, inclusive of $60 million in realized synergies. Also included is an estimated $20 to $25 million of costs in order to achieve these synergies. In the first year following the close of the transaction, the combined company is expected to achieve mid-single digit organic revenue growth. In the second year after close of the transaction, the combination is expected to be significantly accretive and deliver earnings per share growth in excess of 20%. As is the case with Invitrogen, the combined company will continue to have a focus on accelerating organic growth, operating margin improvement and increasing ROIC.

The company also indicated that it believes it is on track to deliver yet another quarter of strong organic growth and double digit EPS growth.

As previously announced on June 12, 2008, the Boards of Directors of Invitrogen and Applera Corporation approved a definitive merger agreement under which Invitrogen will acquire all of the outstanding stock of Applera’s Applied Biosystems Group for $38.00 per share in a cash and stock transaction valued at $6.7 billion, based on an Invitrogen 20 day volume-weighted average price of $43.69—$46.00 three days prior to close. This consideration represents a premium of 17% to Applied Biosystems’ stock price on June 11, 2008. The transaction is targeted to close in the fall of 2008.

About Invitrogen

Invitrogen Corporation (NASDAQ: IVGN) provides products and services that support academic and government research institutions and pharmaceutical and biotech companies worldwide in their efforts to improve the human condition. The company provides essential life science technologies for disease research, drug discovery, and commercial bioproduction. Invitrogen’s own research and development efforts are focused on breakthrough innovation in all major areas of biological discovery including functional genomics, proteomics, stem cells, cell therapy and cell biology – placing Invitrogen’s products in nearly every major laboratory in the world. Founded in 1987, Invitrogen is headquartered in Carlsbad, California, and conducts business in more than 70 countries around the world. The company employs approximately 4,700 scientists and other professionals and had revenues of approximately $1.3 billion in 2007. For more information, visit www.Invitrogen.com.

Forward Looking Statements

Certain statements contained in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, and Invitrogen and Applera intend that such forward-looking statements be subject to the safe harbor created thereby. Forward-looking statements may be identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of the Applied Biosystems Group of Applera, Invitrogen and the combined company. Such forward-looking statements include, but are not limited to, statements relating to financial projections; success in acquired businesses, including cost and revenue synergies; development and increased flow of new products; leveraging technology and personnel; advanced opportunities and efficiencies; opportunities for growth; and expectations of prospective new standards, new delivery platforms, and new selling specialization and effectiveness. A number of the matters discussed in this press release that are not historical or current facts deal with potential future circumstances and developments, in particular, information regarding the new company, including expected synergies resulting from the merger of Invitrogen and Applera, combined operating and financial data, future research and development plans and whether and when the transactions contemplated by the merger agreement will be consummated. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: the failure to realize capital and operating expense synergies; the result of the review of the proposed merger by various regulatory agencies, and any conditions imposed on the new company in connection with consummation of the merger; approval of the merger by the stockholders of Invitrogen and Applera and satisfaction of various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in Invitrogen’s and Applera’s respective reports filed with the SEC, including Invitrogen’s annual report on Form 10-K for the year ended December 31, 2007 and quarterly report on Form 10-Q for the quarter ended March 31, 2008 and Applera’s annual report on Form 10-K for the year ended June 30, 2007 and quarterly reports on Form 10-Q for the quarters ended September 30, 2007, December 31, 2007 and March 31, 2008, as such reports may have been amended. This press release speaks only as of its date, and Invitrogen and Applera each disclaims any duty to update the information herein.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This press release is being made pursuant to and in compliance with Rules 165 and 425 of the Securities Act of 1933 and does not constitute an offer of any securities for sale or a solicitation of an offer to buy any securities. In connection with the proposed transaction, Invitrogen and Applera expect to file a proxy statement/prospectus as part of a registration statement on Form S-4 regarding the proposed transaction with the Securities and Exchange Commission, or SEC. Investors and security holders are urged to read the proxy statement/prospectus because it will contain important information about Invitrogen and Applied Biosystems and the proposed transaction. The final joint proxy statement/prospectus will be mailed to shareholders of Invitrogen and Applera’s Applied Biosytems Group. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus and other documents when filed with the SEC at the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other relevant documents may also be obtained free of charge from Invitrogen by directing such requests to: Invitrogen Corporation, Attention: Investor Relations 5791 Van Allen Way, Carlsbad, CA 92008, or from Applied Biosystems by directing such requests to: Applied Biosystems, Attention: Investor Relations 850 Lincoln Center Drive, Foster City, CA 94404.

PARTICIPANTS IN THE SOLICITATION

Invitrogen and Applera and their respective directors, executive officers and certain other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information concerning all of the participants in the solicitation will be included in the proxy statement relating to the proposed merger when it becomes available. Each of these documents is, or will be, available free of charge at the Securities and Exchange Commission’s Web site at http://www.sec.gov and from Invitrogen Investor Relations, telephone: 760-603-7200 or on Invitrogen’s website at http://www.invitrogen.com or Applied Biosystems’s website: at http://www.appliedbiosystems.com.

Contacts:

Joele Frank, Wilkinson Brimmer Katcher

Joele Frank / Eric Brielmann / Andrea Priest

212-355-4449